UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2005

Commission File Number 000-19804

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Peter Chang
Chief Financial Officer

Date: September 27, 2005

DSG INTERNATIONAL REPORTS SECOND QUARTER AND YEAR-TO-DATE

FINANCIAL RESULTS

Duluth,Ga., September 26, 2005 DSG International Limited (NASDAQ: DSGIF) today announced financial results for the second quarter ended June 30, 2005. Net sales decreased by 4.9% to $51.5 million against $54.2 million for the same period last year. Net income in the second quarter of 2005 was $4.0 million compared with $0.5 million in the same quarter last year.

The Company’s sales in China and South East Asia recorded a double-digit growth in the second quarter of 2005. However, the increase of sales in those regions was not able to offset the volume lost from discontinuing the institutional adult incontinence business in North America in 2004. Despite the overall lower sales level compared to the same period last year, and the upward trend of raw material costs, the gross profit margin in the second quarter of 2005, improved by 0.5% from 26.5% to 27.0% benefiting from the restructuring efforts put in place in 2004.

In the second quarter of 2005, the Company disposed of some of its assets held for sale and other non operating assets for a total of $9.1 million and recorded a gain of $3.0 million. Selling, general and administrative expense as a percentage of net sales in the second quarter of 2005 maintained at 24.6% versus 24.3% in the same quarter last year.

Interest expense for the quarter ended June 30, 2005 was $496,000 compared to $513,000 in the same quarter last year. The debt level as of June 30, 2005 increased to $45.4 million from $38.7 million as of June 30, 2004. During the quarter, the Company was able to pay down some higher cost borrowings. An exchange gain of $153,000 was also recorded in the second quarter of 2005 compared with a loss of $572,000 a year ago. Other income of $131,000 in the second quarter of 2005 was mainly from rental income.

For the six months ended June 30, 2005, net sales decreased by 6.1% to $103.9 million from $110.6 million in the first half of 2004. Net income for the six months ended June 30, 2005 was $5.4 million compared with $689,000 for the same period last year. The sales growth in China and South East Asia regions was offset by the discontinuance of institutional adult incontinence business in the North America last year. Gross profit margin for the first half year 2005 improved by 1.6 percentage points to 28.0% from 26.4% for the same period in the previous year. Selling, general and administrative expense as a percentage of net sales was 25.1% compared with 24.0% for the first six months last year. As mentioned above, 2005 to date period included a gain of $3.0 million on disposal of certain assets. Interest expense increased to $1.1 million in the first half of 2005 from $974,000 last year due to higher debt levels.

On July 14, 2005 Kimberly-Clark Corporation and certain affiliates filed civil action in U.S. District Court of Texas against the Company. The complaint alleges that, a subsidiary of the Company, Associated Hygienic Products LLC infringes their patents which concern, among other things, a disposal incontinence garment or training pant and absorbent articles having wetness indicating graphics. The complaint has not been served and the Company has entered into discussions with Kimberly-Clark with a view to resolving the matter.

Brandon Wang, Chairman of the Company, said, “The second quarter results demonstrated the continued improvement of our operations. I am also pleased to note the strong sales growth from our Asian operations. While increases in the price of raw materials and in operating costs continue to post challenges, we intend to embark upon aggressive initiatives to further enhance the efficiency and cost effectiveness of our operations to improve our competitiveness.”

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Certainty® Guard”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

STATEMENTS OF OPERATIONS

(In thousands, except earnings per share, unaudited)

The Statements of Operations for the three-month and six-month periods ended June 30, 2005 and 2004 are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Net sales	$51,549	$54,219	$103,895	$110,645

Gross profit	13,938	14,386	29,139	29,231
Gain on sale of property, plant and other assets	3,037	176	3,055	202
Selling, general and administrative expense	(12,662)	(13,160)	(26,031)	(26,605)

Operating income	4,313	1,402	6,163	2,828
Interest expense	(496)	(513)	(1,090)	(974)
Exchange gain/(loss)	153	(572)	336	(618)
Other income	131	307	325	354

Income before income taxes and minority interest	4,101	624	5,734	1,590
Provision for income taxes	(102)	(253)	(327)	(901)
Minority interest	29	144	22	—

Net income	$4,028	$515	$5,429	$689

Earnings per share:
Basic	$0.55	$0.07	$0.75	$0.09

Diluted	$0.54	$0.07	$0.73	$0.09

Weighted average number of shares outstanding:
Basic	7,258	7,258	7,258	7,258

Diluted	7,433	7,433	7,433	7,433

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Net income	$4,028	$515	$5,429	$689
Other comprehensive income Foreign currency translation loss	(899)	(276)	(1,326)	(302)

Comprehensive income	$3,129	$239	$4,103	$387

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	June 30, 2005	December 31, 2004
Working capital	$24,132	$19,996
Total assets	144,386	151,734
Long-term debt	29,295	26,673
Shareholders’ equity	61,301	57,152

At June 30, 2005, the Company had cash totaling $18.8 million.

Included as Exhibits to this Second Quarter Report

Exhibit

13.1	Certification by Peter Chang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DSG International Limited (the “Company”) on Form 6-K for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Peter Chang, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that: to the best of my knowledge, the Quarterly Report of the Company on Form 6-K for the period ended June 30, 2005 fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

September 27, 2005

/s/ Peter Chang
Peter Chang Chief Financial Officer

EXHIBIT 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of DSG International Limited (the “Company”) on Form 6-K for the period ended June 30, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Brandon Wang, Chairman and Chief Executive Officer, of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that: to the best of my knowledge the Quarterly Report of the Company on Form 6-K for the period ended June 30, 2005 fully complied with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition of the Company at the end of such period and the results of operations of the Company for such period.

September 27, 2005

/s/ Brandon Wang
Brandon Wang Chief Executive Officer